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Exhibit (d)(3)

THE DIRECTV GROUP, INC.
2250 East Imperial Highway
El Segundo, CA 90245

August 12, 2004

Constellation, LLC
c/o Kohlberg Kravis Roberts & Co., L.P.
9 West 57th Street
New York, NY 10019

Ladies and Gentlemen:

        Reference is made to that certain Transaction Agreement, dated as of April 20, 2004 (the "Transaction Agreement"), among Constellation, LLC ("Constellation"), PanAmSat Corporation ("PanAmSat"), The DIRECTV Group, Inc. ("DIRECTV") and PAS Merger Sub, Inc. Capitalized terms used herein without definition shall have the meanings assigned thereto in the Transaction Agreement.

        In connection with the anticipated Merger Closing and Stock Purchase Closing, DIRECTV and Constellation hereby agree as follows:

        1.     DIRECTV and Constellation hereby agree that the Total Payment Amount, as set forth in Section 1.02 of the Transaction Agreement, shall be reduced by $200,000,000 to $2,639,086,113.

        2.     Constellation hereby agrees that in no event shall the failure of the xenon ion propulsion system on PanAmSat's Galaxy 10R, PAS 9 or PAS 10 satellites be considered in any way in determining whether (i) any representation, warranty, covenant or agreement in the Transaction Agreement has been breached or not performed and the officer's certificate of PanAmSat required pursuant to Sections 2.03(f)(iii) and 7.02(c) of the Transaction Agreement need not reflect any such failure or (ii) a Company Material Adverse Effect has occurred pursuant to the Transaction Agreement, including whether or not a Total Loss of such satellites has occurred. Constellation further agrees that in no event shall any event, change, circumstance or effect arising from or related to any item set forth in any written letter agreement or written consent entered into on or after April 20, 2004 and prior to the date hereof, between DIRECTV and Constellation, to the extent such letter agreement or consent has the anticipated effect, in all material respects, on PanAmSat described therein prior to the date hereof, be considered in any way in determining whether (i) any representation, warranty, covenant or agreement in the Transaction Agreement has been breached or not performed and the officer's certificate of PanAmSat required pursuant to Sections 2.03(f)(iii) and 7.02(c) of the Transaction Agreement need not reflect any such event, change, circumstance or effect or (ii) a Company Material Adverse Effect has occurred pursuant to the Transaction Agreement. Based on facts and circumstances actually known by Constellation on the date hereof, Constellation has no present intention to either terminate the Transaction Agreement or assert that a Company Material Adverse Effect has occurred pursuant to the Transaction Agreement.

        3.     The parties agree that, if the conditions set forth in Sections 2.03(c), (d), (e) and (f) of the Transaction Agreement have been satisfied or waived prior to August 18, 2004, other than those conditions that by their nature are to be satisfied at the Merger Closing, the Merger Closing shall take place on August 18, 2004, subject to the satisfaction or waiver of such other conditions. If such conditions have not been satisfied or waived on or prior to such date, the Merger Closing shall take place as otherwise set forth in the Transaction Agreement.

        4.     The parties hereby waive the conditions to closing the Merger set forth in Sections 2.03(c)(ii)(b) and 2.03(f)(x)(b) of the Transaction Agreement, and the requirement regarding

Canadian antitrust clearance as contemplated by Sections 2.03(c)(ii)(a) and 2.03(f)(x)(a) of the Transaction Agreement. The parties further agree that the submission of the application of PanAmSat to register as an exporter under ITAR shall be Constellation's condition to the Stock Purchase Closing.

        5.     The parties agree that paragraphs 1, 2 and 3 of Section 2.03(f)(vii) of the Company Disclosure Schedule shall be modified as set forth on Annex A hereto. The parties further agree that footnote 1 to paragraph 2 of Section 2.05 of the Company Disclosure Schedule shall be deemed deleted and the Allocation of Consideration, as set forth in paragraph 2 of Section 2.05 of the Company Disclosure Schedule, shall be adjusted based upon any additional third party valuation information received by the parties prior to the Merger Closing.

        6.     DIRECTV agrees that the amount of the equity investment set forth in the Equity Letter shall be reduced to $550 million (less any amounts invested by the management of PanAmSat). The parties agree that all references to the terms and conditions set forth in the Debt Commitment Letter shall mean the terms and conditions set forth in the Confidential Offering Circular of PanAmSat dated July 30, 2004, and the draft Credit Agreement dated August 2, 2004.

        7.     The purchase price per share set forth in Section 2.04 of the Transaction Agreement shall be $21.84 per share.

        8.     The parties agree that the Tax Separation Agreement shall be modified as set forth on Annex B hereto.

        This letter agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument, and the parties agree that this letter agreement shall run to the benefit of PanAmSat. Except as expressly provided herein, the Transaction Agreement remains in full force and effect.

        This letter agreement shall be governed and construed in accordance with the laws of the State of Delaware without regard to principles of conflicts of law.

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Very truly yours,
THE DIRECTV GROUP, INC.
By:	/s/ LARRY D. HUNTER

	Name:	Larry D. Hunter
	Title:	Executive Vice President, General Counsel and Secretary

Accepted and Agreed as of the date first written above:
CONSTELLATION, LLC
By:	/s/ ALEXANDER NAVAB

	Name:	Alexander Navab
	Title:	President
Acknowledged as of the date first written above:
PANAMSAT CORPORATION
By:	/s/ JAMES W. CUMINALE

	Name:	James W. Cuminale
	Title:	Executive Vice President, Corporate Development, General Counsel and Secretary
cc:	Alexander Navab Gary Horowitz Marni Lerner James Cuminale David Wilf Frederick Green Michael Lubowitz

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  Exhibit (d)(3)